FORM 51-102F.3
Securities Act

MATERIAL CHANGE REPORT - AMENDMENT

ITEM 1.	REPORTING ISSUER
Hard Creek Nickel Corporation
Suite 1060, 1090 West Georgia Street
Vancouver, BC Canada V6E 3V7

ITEM 2.	DATE OF MATERIAL CHANGE
January 5, 2011

ITEM 3.	PRESS RELEASE
Press release dated November 24, 2010 and December 20, 2010 and delivered to the TSX and disseminated through Marketwire.

ITEM 4.	SUMMARY OF MATERIAL CHANGE

ITEM 5.	FULL DESCRIPTION OF MATERIAL CHANGE
Non-Brokered Private Placement of 10,000,000 Units at a price of $0.25 per unit. Each unit consisting of one common share and one-half share purchase warrant. One share purchase warrant will be exercisable into one common share for a period of twenty four months from closing at a price of $0.33. The private placement closed on December 20, 2010.

A finder’s fee was associated with a portion of the private placement. Such finder’s fee consisted of 6% of the gross number of Units sold, Agent Warrants will be exercisable Into one common share for a period of 24 months at Cdn. $0.33. In the event the common shares of the Company close for 20 consecutive trading days at an average price of Cdn. $0.60 or above, the Company shall have the right to require the conversion of the Warrants at the exercise price. Conversion will be required within 30 calendar days of issuance of the Notice of Forced Conversion. Any warrants that remain unexercised will expire 30 days after issuance of notice by the Company. In addition, a finders fee in cash commission was associated with a portion of the private placement. Such finder’s fee consisted of 6% of the gross number of units sold, being $129,000.00.

ITEM 6.	RELIANCE OF SECTION 7.1(2) or (3) of NATIONAL INSTRUMENT 51-102
This report is not being filed on a confidential basis.

ITEM 7.	OMITTED INFORMATION
There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8.	SENIOR OFFICER
Contact: Leslie Young, Corporate Secretary (604) 681-2300.

ITEM 9	DATE OF REPORT
December 21, 2010

DATED at the City of Vancouver, in the Province of British Columbia, this 6th day of January, 2011.

HARD CREEK NICKEL CORPORATION

“Leslie Young”,
Leslie Young, Corporate Secretary

December 20, 2010	TSX - HNC

Hard Creek Nickel Completes
Non Brokered Private Placement

(VANCOUVER) Hard Creek Nickel Corporation (the “Company”) – Further to the Company’s November 24, 2010 news release, the Company announces that it has completed its non brokered private placement of 10 Million Units at a price of Cdn. $0.25 per Unit for total gross proceeds of Cdn.$2,500,000.00.

Each Unit consists of one share and one half share purchase warrant. One full warrant is exercisable into one common share of the Company at Cdn. $0.33 for two years.

In the event the common shares of the Company close for 20 consecutive trading days at an average price of Cdn. $0.60 or above, the Company shall have the right to require the conversion of the Warrants at the exercise price. Conversion will be required within 10 working days of issuance of the Notice of Forced Conversion. Any warrants that remain unexercised will expire 30 days after issuance of notice by the Company.

The securities and warrants issued have a hold period expiring April 21, 2011.

Proceeds of the private placement will be used for general working capital.

In addition, 516,000 agent’s Series A warrants (“Agent’s Warrants”) were issued. Agent’s Warrants will be exercisable into one common share for a period of 24 months at Cdn. $0.33.

The private placement remains subject to regulatory acceptance.

On behalf of the Board of Directors,

“Mark Jarvis”

MARK JARVIS, President
HARD CREEK NICKEL CORPORATION

The TSX has not reviewed this news release and does not accept responsibility for the accuracy or adequacy of this news release.

Suite 1060 – 1090 W. Georgia St., Vancouver, BC, Canada V6E 3V7
T: 604-681-2300 F: 604-681-2310
E: info@hardcreek.com W: www.hardcreeknickel.com